Exhibit 99.3

AURIS MEDICAL HOLDING AG, ZUG

Consolidated Financial Statements for the Year Ended December 31, 2016 and Statutory Auditor’s Report

Statutory Auditor’s Report

To the General Meeting of

Auris Medical Holding AG, Zug

Report on the Audit of the Consolidated Financial Statements

Opinion

We have audited the consolidated financial statements of Auris Medical Holding AG and its subsidiaries (the Group), which comprise the consolidated statement of financial position as at December 31, 2016, and the consolidated statements of profit or loss and the other comprehensive loss, the statement of changes in equity, the statement of cash flows and notes to the consolidated financial statements for the year then ended.

In our opinion the accompanying consolidated financial statements give a true and fair view of the consolidated financial position of the Group as at December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS) and comply with Swiss law.

Basis for Opinion

We conducted our audit in accordance with Swiss law, International Standards on Auditing (ISAs) and Swiss Auditing Standards. Our responsibilities under those provisions and standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the provisions of Swiss law and the requirements of the Swiss audit profession, as well as the IESBA Code of Ethics for Professional Accountants, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Auris Medical Holding AG

Report of the Statutory Auditor

for the Year Ended

December 31, 2016

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How the scope of our audit responded to the key audit matter

Liquidity projection for going concern assessment

We identified that the most significant assumption in the Group’s assessment on its ability to continue as a going concern was the expected cash-inflow from the offering described in note 25, subsequent events, as well as future liquidity projection derived from its budget. The calculations supporting the assessment require management to make judgments on estimated future spending for research and development cost and general administration cost required for the development of the Group’s products.

The liquidity projection is fundamental to assess the appropriateness of the basis adopted for the preparation of the financial statements and therefore represents a key audit matter.

We tested the design and implementation of the Group’s relevant controls and assessed the appropriateness of the methodology applied for the liquidity projection that builds the basis for the Group’s going concern conclusion. Our audit procedures on the liquidity projection underlying the going concern conclusion, amongst others, included:

 •    corroborating liquidity projection with management and members of the Board of Directors

 •    testing mechanical accuracy of the liquidity forecast

 •    critically assessing how the Group’s assumptions tie back to the budget approved by the Board of Directors

 •    comparing planned research and development as well as general and administrative spending based on existing contractual obligations and historical trends to liquidity projection

 •    performing historical back testing to obtain an understanding of the past precision of the budget assumptions to identify potential management bias effects included in the liquidity projections

Auris Medical Holding AG

Report of the Statutory Auditor

for the Year Ended

December 31, 2016

Key audit matter	How the scope of our audit responded to the key audit matter

Employee Benefits

The Group has recorded employee benefits of CHF 2.092 million as of December 31, 2016. The assumptions that underpin the valuation of the defined employee benefit assets and liabilities are critical, and also subjective.

The employee benefit recognised in the balance sheet represents the present value of defined benefit obligations calculated annually by an independent actuary. These actuarial valuations are sensitive to key assumptions such as discount rates, inflation rates, and mortality rates. Changes in any of these assumptions can lead to a material movement in the net employee benefit liability.

Given the judgement required by management in setting these assumptions, the volatility in employee benefit balances that can result from changes in assumptions, and the significance of the balance to the consolidated financial statements as a whole, the estimation of employee benefit obligations is a key audit matter.

Refer to Note 18, Employee benefits

We tested the design and implementation of the Group’s relevant controls in respect of the valuation process for the employee benefit plan.

We evaluated the Group’s assessment of the assumptions used in the valuation of defined benefit liabilities and the information contained within the actuarial valuation report for the employee benefit plan.

We tested the membership and salary data used in the valuation of the employee benefit plan by reconciliation to payroll records on a sample basis. We also verified employee benefit assets with a third-party confirmation.

Working with our internal pension specialists, we audited the valuation report from the Group’s external actuary and assessed their expertise and independence. The procedures included, amongst others, the assessment of the key assumptions applied, including discount, inflation and mortality rates, against external data, where available, and forming our own independent expectations based on our knowledge of the Swiss pension system.

We also assessed the adequacy and completeness of the related employee benefit disclosures in the consolidated financial statements.

Auris Medical Holding AG

Report of the Statutory Auditor

for the Year Ended

December 31, 2016

Valuation of derivative financial instruments – options and warrants

The option valuation and recorded option charge are highly depending on management’s assumptions of expected life of the issued options, the percentage of option holders fulfilling the vesting condition and the historical volatility of the share price. Further, required disclosures for instruments relating to equity incentive plans under IFRS 2 are extensive.

Limited historic information on the volatility of the Company’s share price also impacts the valuation of the warrants, which are exercisable at any time over a period of seven years commencing on July 19, 2016.

There is significant measurement uncertainty involved in the valuation of derivative financial instruments and therefore this represents a key audit matter.

Refer to Note 13, Shared based compensation, Note 5, Financial instruments and risk management, and Note 24, Loan and Warrant.

Our audit procedures included, amongst others, testing the Group’s relevant controls on the valuation and calculation of the option charge and the valuation of warrants.

We performed on a sample basis test of details from all options issued to verify the underlying data is accurate. In addition, we read the compensation decision and tied the information to the option summary ensuring completeness. We verified that the warrant inputs are in line with the Warrant Agreement.

We assessed the valuation methodology for options and warrants applied and the reasonableness of the underlying assumptions by using our internal valuation specialists to assist us in evaluating the methodology and specific assumptions, in particular those relating to the expected volatility and risk free interest rate by using publicly available market information and historical information about their share price. Further, our internal valuation specialists performed an independent recalculation of the options and warrants valuation.

We recalculated the Group’s option charge to verify the accuracy of the option charge recorded in the statement of profit or loss.

We audited the subsequent measurement impact related to warrants on the statement of profit or loss by calculating the difference between the initial valuation per issuance and the valuation as per year-end.

We focused on the adequacy of the Group’s disclosures on those assumptions and the required disclosures related to options in line with IFRS 2 and related to warrants in line with IFRS 7.

Auris Medical Holding AG

Report of the Statutory Auditor

for the Year Ended

December 31, 2016

Other Information in the Annual Report

The Board of Directors is responsible for the other information included in Form 20-F and Form 6-K on which this report is furnished (“annual report”). The other information comprises all information included in the annual report, but does not include the consolidated financial statements, the stand-alone financial statements, the compensation report of the Company and our auditor’s reports thereon.

Our opinion on the consolidated financial statements does not cover the other information in the annual report and we do not express any form of assurance conclusion thereon.

In connection with our audit of the consolidated financial statements, our responsibility is to read the other information in the annual report and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibility of the Board of Directors for the Consolidated Financial Statements

The Board of Directors is responsible for the preparation of the consolidated financial statements that give a true and fair view in accordance with IFRS and the provisions of Swiss law, and for such internal control as the Board of Directors determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, the Board of Directors is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the Board of Directors either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Auris Medical Holding AG

Report of the Statutory Auditor

for the Year Ended

December 31, 2016

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Swiss law, ISAs and Swiss Auditing Standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

A further description of our responsibilities for the audit of the consolidated financial statements is located at the website of EXPERTsuisse:
http://expertsuisse.ch/en/audit-report-for-public-companies. This description forms part of our auditor’s report.

Report on Other Legal and Regulatory Requirements

In accordance with article 728a paragraph 1 item 3 CO and the Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of consolidated financial statements according to the instructions of the Board of Directors.

We recommend that the consolidated financial statements submitted to you be approved.

Deloitte AG

/s/ Matthias Gschwend	/s/ Adrian Kaeppeli
Licensed Audit Expert	Licensed Audit Expert
Auditor in Charge

Zurich, March 10, 2017

Enclosures

-	Consolidated financial statements (consolidated statements of profit or loss and the other comprehensive loss, consolidated statement of financial position, statement of changes in equity, statement of cash flows and notes to the consolidated financial statements)

AURIS MEDICAL HOLDING AG

Consolidated Statement of Profit or Loss and Other Comprehensive Loss

For the Years Ended December 31, 2016, 2015 and 2014

(in CHF)

	Note	2016	2015	2014
Research and development	16	(24,776,763)	(26,536,176)	(17,704,461)
General and administrative	17	(5,446,512)	(4,341,570)	(4,489,051)
Operating loss		(30,223,275)	(30,877,746)	(22,193,512)
Interest income	19	67,565	36,562	52,133
Interest expense	19	(828,547)	(7,985)	(55,810)
Foreign currency exchange gain/(loss), net	19	(100,097)	1,144,106	4,012,174
Revaluation gain from derivative financial instruments	19, 24	291,048	–	–
Loss before tax		(30,793,306)	(29,705,063)	(18,185,015)
Income tax gain	20	131,055	–	–
Net loss attributable to owners of the Company		(30,662,251)	(29,705,063)	(18,185,015)
Other comprehensive loss:
Items that will never be reclassified to profit or loss
Remeasurements of defined benefit liability,
net of taxes of CHF 0	18	(394,102)	(53,916)	(1,101,468)
Items that are or may be reclassified to profit or loss
Foreign currency translation differences,
net of taxes of CHF 0		(19,723)	(12,712)	(105,104)
Other comprehensive loss, net of taxes of CHF 0		(413,825)	(66,628)	(1,206,572)
Total comprehensive loss attributable to owners of the Company		(31,076,076)	(29,771,691)	(19,391,587)
Basic and diluted loss per share	21	(0.89)	(0.92)	(0.66)

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Financial Position

As of December 31, 2016 and 2015

(in CHF)

	Note	December 31, 2016	December 31, 2015

ASSETS
Non-current assets
Property and equipment	7	369,294	222,570
Intangible assets	8	1,482,520	1,482,520
Other non-current receivables		114,778	38,066
Total non-current assets		1,966,592	1,743,156

Current assets
Other receivables	9	296,531	650,716
Prepayments	10	952,595	181,044
Cash and cash equivalents	11	32,442,222	50,237,300
Total current assets		33,691,348	51,069,060

Total assets		35,657,940	52,812,216

EQUITY AND LIABILITIES
Equity
Share capital	12	13,731,881	13,721,556
Share premium		112,838,815	112,662,910
Foreign currency translation reserve		(83,544)	(63,821)
Accumulated deficit		(112,344,303)	(81,578,733)
Total shareholders' equity attributable to owners of the Company		14,142,849	44,741,912

Non-current liabilities
Loan	24	10,151,498	–
Derivative financial instruments	24	117,132	–
Employee benefits	18	2,092,434	1,575,833
Deferred tax liabilities	20	196,582	327,637
Total non-current liabilities		12,557,646	1,903,470

Current liabilities
Loan	24	2,212,706	–
Trade and other payables	14	1,837,997	1,205,522
Accrued expenses	15	4,906,742	4,961,312
Total current liabilities		8,957,445	6,166,834
Total liabilities		21,515,091	8,070,304
Total equity and liabilities		35,657,940	52,812,216

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Changes in Equity

As of December 31, 2016, 2015 and 2014

(in CHF)

	Note	Share Capital	Share Premium	Foreign Currency Translation Reserve	Accumulated Deficit	Total Equity

As of January 1, 2014		6,487,130	35,608,210	53,995	(33,115,689)	9,033,646
Total comprehensive loss
Net loss		–	–	–	(18,185,015)	(18,185,015)
Other comprehensive loss		–	–	(105,104)	(1,101,468)	(1,206,572)
Total comprehensive loss		–	–	(105,104)	(19,286,483)	(19,391,587)

Transactions with owners of the Company
Issue of ordinary shares associated with Initial Public Offering ("IPO")		4,045,294	47,261,446	–	–	51,306,740
Issuance costs associated with IPO		–	(1,815,056)	–	–	(1,815,056)
Conversion of convertible loan		1,043,180	12,717,655	–	–	13,760,835
Share issuance costs		–	(136,697)	–	–	(136,697)
Share based payments		–	–	–	270,747	270,747
Share options exercised		28,552	225,613	–	–	254,165
Balance at December 31, 2014		11,604,156	93,861,171	(51,109)	(52,131,426)	53,282,793

As of January 1, 2015		11,604,156	93,861,171	(51,109)	(52,131,426)	53,282,793
Total comprehensive loss
Net loss		–	–	–	(29,705,063)	(29,705,063)
Other comprehensive loss		–	–	(12,712)	(53,916)	(66,628)
Total comprehensive loss		–	–	(12,712)	(29,758,979)	(29,771,691)

Transactions with owners of the Company
Capital increase from follow-on offering		2,110,000	19,604,877	–	–	21,714,877
Transaction costs	12	–	(643,796)	–	–	(643,796)
Share issuance costs		–	(211,142)	–	–	(211,142)
Share based payments	13	–	–	–	311,671	311,671
Share options exercised	13	7,400	51,800	–	–	59,200
Balance at December 31, 2015		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912

As of January 1, 2016		13,721,556	112,662,910	(63,821)	(81,578,733)	44,741,912
Total comprehensive loss
Net loss		–	–	–	(30,662,251)	(30,662,251)
Other comprehensive loss		–	–	(19,723)	(394,102)	(413,825)
Total comprehensive loss		–	–	(19,723)	(31,056,353)	(31,076,076)

Transactions with owners of the Company
Issue of bonus shares	13	10,325	177,767	–	–	188,092
Share issuance costs	13	–	(1,862)	–	–	(1,862)
Share based payments	13	–	–	–	290,783	290,783
Balance at December 31, 2016		13,731,881	112,838,815	(83,544)	(112,344,303)	14,142,849

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2016, 2015, and 2014

(in CHF)

	Note	2016	2015	2014
Cash flows from operating activities
Net loss		(30,662,251)	(29,705,063)	(18,185,015)
Adjustments for:
Depreciation	16, 17	97,600	92,777	73,984
Unrealized foreign currency exchange (gain)/loss, net		99,091	(1,167,227)	(4,066,452)
Net interest expense/(income)	19	748,840	(36,390)	(2,498)
Share based payments	13	290,783	311,671	270,747
Employee benefits		122,501	111,321	(19,211)
Fair value derivative financial instruments	24	(291,048)	–	–
Income tax gain	20	(131,055)	–	–
		(29,725,539)	(30,392,911)	(21,928,445)
Changes in:
Other receivables		277,483	(146,244)	(17,634)
Prepayments		(771,551)	84,126	(82,033)
Trade and other payables		632,474	(2,028,862)	2,279,626
Accrued expenses		133,522	3,756,744	432,449
Net cash used in operating activities		(29,453,611)	(28,727,147)	(19,316,037)

Cash flows from investing activities
Purchase of property and equipment	7	(244,324)	(79,920)	(113,496)
Purchase of intangibles	8	–	–	(1,125,000)
Interest received	19	67,553	36,562	52,133
Net cash from/(used in) investing activities		(176,771)	(43,358)	(1,186,363)

Cash flows from financing activities
Proceeds from exercise of options	12	–	59,200	254,165
Share issuance costs	12	(1,862)	(211,142)	(136,697)
Proceeds from issue of loan with warrant	24	11,986,671	–	–
Proceeds from follow-on offering, net of underwriting fees and follow-on offering costs	12	–	21,071,081	–
Proceeds from IPO, net of underwriting fees and IPO costs		–	–	50,037,847
Share issuance costs IPO		–	–	(546,163)
Interest paid	19, 24	(546,170)	(172)	–
Net cash from financing activities		11,438,639	20,918,967	49,609,152

Net (decrease)/increase in cash and cash equivalents		(18,191,743)	(7,851,538)	29,106,752
Cash and cash equivalents at beginning of the period		50,237,300	56,934,325	23,865,842
Net effect of currency translation on cash		396,665	1,154,513	3,961,731
Cash and cash equivalents at end of the period		32,442,222	50,237,300	56,934,325

The accompanying notes form an integral part of these consolidated financial statements.

AURIS MEDICAL HOLDING AG

1. Reporting entity

Auris Medical Holding AG (the “Company”) is a corporation (Aktiengesellschaft) organized in accordance with Swiss law and domiciled in Switzerland. The Company’s registered address is Bahnhofstrasse 21, 6300 Zug. These consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group” and individually as “Group entities”). The Company is the ultimate parent of the following Group entities:

•	Auris Medical AG, Basel, Switzerland (100%) with a nominal share capital of CHF 2,500,000

•	Otolanum AG, Zug, Switzerland (100%) with a nominal share capital of CHF 100,000

•	Auris Medical Inc., Chicago, United States (100%) with a nominal share capital of USD 15,000

•	Auris Medical Ltd., Dublin, Ireland (100%) with a nominal share capital of EUR 100

On April 22, 2014, we changed our name from Auris Medical AG to Auris Medical Holding AG. On May 21, 2014 the domicile of Auris Medical Holding AG was transferred from Basel to Zug.

The Group is primarily involved in the development of pharmaceutical products for the treatment of inner ear and vestibular disorders, in particular tinnitus and hearing loss. Its most advanced projects are in the late stage of clinical development.

2. Basis of preparation

Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”).

These consolidated financial statements were approved by the Board of Directors of the Company on March 10, 2017.

Basis of measurement

The consolidated financial statements are prepared on the historical cost basis, except for the revaluation to fair value of certain financial assets. Historical cost is generally based on the fair value of the consideration given in exchange for goods and services. The principal accounting policies adopted are set out below.

Functional and reporting currency

These consolidated financial statements are presented in Swiss Francs (“CHF”), which is the Company’s functional (“functional currency”) and the Group’s reporting currency.

Use of estimates and judgments

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions of accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about judgments made in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements are described below.

Income taxes

As disclosed in Note 20 the Group has significant tax losses in Switzerland. These tax losses represent potential value to the Group to the extent that the Group is able to create taxable profits in Switzerland prior to expiry of such losses. Tax losses may be used within 7 years from the year the losses arose.

The Group also has tax losses in the United States which may be used within 20 years of the end of the year in which losses arose, or for a shorter time period in accordance with prevailing state law.

Other than a tax asset in the amount of CHF 207,445, the Group has not recorded any deferred tax assets in relation to these tax losses. The key factors which have influenced management in arriving at this evaluation are the fact that the business is still in a development phase and the Group has not yet a history of making profits. Should management’s assessment of the likelihood of future taxable profits change, a deferred tax asset will be recorded. Income tax gain reflects the reassessment of deferred tax assets and liabilities booked in the 2014 and 2015 fiscal years.

Development expenditures

The project stage forms the basis for the decision as to whether costs incurred for the Group’s development projects can be capitalized. Generally clinical development expenditures are not capitalized until the Group obtains regulatory approval (i.e. approval to commercially use the product), as this is considered to be essentially the first point in time where it becomes probable that future revenues can be generated. Given the current stage of the Group’s development projects, no development expenditures have yet been capitalized. The Group has capitalized certain milestone payments with regard to license payments.

As of each reporting date, the Group estimates the level of service performed by the vendors and the associated costs incurred for the services performed. As part of the process of preparing the Group’s financial statements, the Group is required to estimate its accrued expenses. This process involves reviewing contracts, identifying services that have been performed on the Group’s behalf and estimating the level of service performed and the associated cost incurred for the service when it has not yet been invoiced or otherwise notified of the actual cost.

Employee benefits

The Group maintains a pension plan for all employees in Switzerland through payments to a legally independent collective foundation. This pension plan qualifies under IFRS as defined benefit pension plan.

The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounting that amount and deducting the fair value of any plan assets. The Company makes relevant actuarial assumptions with regard to the discount rate, future salary increases and life expectancy.

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements, unless otherwise indicated.

Basis of consolidation

Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control commences until the date on which control ceases.

Transactions eliminated on consolidation

All inter-company balances, transactions and unrealized gains on transactions have been eliminated in consolidation. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred.

Segment reporting

A segment is a distinguishable component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components.

The Chief Executive Officer is determined to be the Group’s Chief Operating Decision Maker (“CODM”). The CODM assesses the performance and allocates the resources of the Group as a whole, as all of the Group’s activities are focusing on the development of pharmaceutical products for the treatment of inner ear and vestibular disorders. Financial information is only available for the Group as a whole. Therefore, management considers there is only one operating segment under the requirements of IFRS 8, Operating Segments.

Foreign currency

Foreign currency transactions

Items included in the financial statements of Group entities are measured using the currency of the primary economic environment in which the entity operates. Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in profit or loss. Non-monetary items that are measured based on historical cost in a foreign currency are not re-translated.

Foreign operations

Assets and liabilities of Group entities whose functional currency is other than CHF are included in the consolidation by translating the assets and liabilities into the reporting currency at the exchange rates applicable at the end of the reporting period. Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transaction).

These foreign currency translation differences are recognized in Other Comprehensive Loss and presented in the foreign currency translation reserve in equity. When a foreign operation is disposed of such that control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal.

Closing rates for the most significant foreign currencies:

Currency		Geographical area	Reporting entities	December 31, 2016	December 31, 2015	December 31, 2014
CHF	Swiss Franc	Switzerland	3	1.0000	1.0000	1.0000
USD	Dollar	United States	1	1.0196	1.0014	0.9895
EUR	Euro	Europe	1	1.0723	1.0875	1.2027

Average exchange rates for the year for the most significant foreign currencies:

Currency		Geographical area	Reporting entities	2016	2015	2014
CHF	Swiss Franc	Switzerland	3	1.0000	1.0000	1.0000
USD	Dollar	United States	1	0.9855	0.9613	0.9150
EUR	Euro	Europe	1	1.0901	1.0659	1.2144

Property and equipment

Property and equipment is measured at historical costs less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to the acquisition of the items. When parts of an item of tangible assets have different useful lives, they are accounted for as separate tangible asset items (major components). Depreciation is calculated on a straight-line basis over the expected useful life of the individual asset or the shorter remaining lease term for leasehold improvements. The applicable estimated useful lives are as follows:

Production equipment	5 years
Office furniture and electronic data processing equipment (“EDP”)	3 years
Leasehold improvements	5 years

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Depreciation methods, useful lives and residual values are reviewed at each reporting date and adjusted if appropriate. When an asset is reviewed for impairment, the asset’s carrying amount may be written down immediately to its recoverable amount, provided the asset’s carrying amount is greater than its estimated recoverable amount. Management assesses the recoverable amount by assessing the higher of its fair value less costs to sell or its value in use.

Cost and accumulated depreciation related to assets retired or otherwise disposed are removed from the accounts at the time of retirement or disposal and any resulting gain or loss is included in profit or loss in the period of disposition.

Intangible assets

Research and development

Expenditures on the Group’s research programs are not capitalized, they are expensed when incurred.

Expenditures on the Group’s development programs are generally not capitalized except if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. For the development projects of the Group, these criteria are generally only met when regulatory approval for commercialization is obtained. Given the current stage of the development projects, no development expenditures (other than certain milestone payments) have been capitalized in 2014 and 2015. Intellectual property-related costs for patents are part of the expenditure for research and development projects. Therefore, registration costs for patents are expensed when incurred as long as the research and development project concerned does not meet the criteria for capitalization.

Licenses

Intellectual property rights that are acquired by the Group are capitalized as intangible assets if they are controlled by the Group, are separately identifiable and are expected to generate future economic benefits, even if uncertainty exists as to whether the research and development will ultimately result in a marketable product. Consequently, upfront and milestone payments to third parties for the exclusive use of pharmaceutical compounds in specified areas of treatment are recognized as intangible assets.

Measurement

Intangible assets acquired that have finite useful lives are measured at cost less accumulated amortization and any accumulated impairment losses.

Subsequent expenditure

Subsequent expenditure is capitalized only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure, including expenditure on internally generated goodwill and brands, is recognized in profit or loss as incurred.

Amortization

All licenses of the Group have finite lives. Amortization will commence once the Group’s intangible assets are available for use which will be the case after regulatory approvals are obtained and the related products are available for use. Amortization of licenses is calculated on a straight line basis over the period of the expected benefit or until the license expires, whichever is shorter. The estimated useful life is 10 years or the remaining term of patent protection. The Group assesses at each statement of financial position date whether intangible assets which are not yet ready for use are impaired.

Impairment of non-financial assets

Property and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). An impairment loss is recognized as the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell or value in use. Impairment losses are recognized in profit or loss. Assets that were previously impaired are reviewed for possible reversal of the impairment at each reporting date. Any increase in the carrying amount of an asset will be based on the depreciated historical costs had the initial impairment not been recognized.

Financial instruments

The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale financial assets. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Recognition and derecognition of non-derivative financial assets and liabilities

The Group initially recognizes loans and receivables and debt securities issued on the date when they are originated. All other financial assets and financial liabilities are initially recognized on the trade date.

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all of the risks and rewards of ownership of the financial asset are transferred, or it neither transfers nor retains substantially all of the risks and rewards of ownership and does not retain control over the transferred asset. Any interest in such derecognized financial assets that is created or retained by the Group is recognized as a separate asset or liability.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled, or expired.

Financial assets and financial liabilities are offset and the net amount presented in the statement of financial position when, and only when, the Group has a legal right to offset the amounts and intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

Non-derivative financial assets and liabilities—measurement

Loans and receivables

These are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Loans and receivables are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, they are measured at amortized cost using the effective interest method, less any impairment losses.

Cash and cash equivalents

The Group considers all short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value with original maturities of three months or less at the date of the purchase to be cash equivalents.

Non-derivative financial liabilities - measurement

Non-derivative financial liabilities are initially recognized at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these liabilities are measured at amortized cost using the effective interest method.

Share capital

All shares of the Company are registered shares and classified as part of shareholders’ equity. Incremental costs directly attributable to the issue of the Company’s shares, net of any tax effects, are recognized as a deduction from equity. The Company has not paid any dividends since its inception and does not anticipate paying dividends in the foreseeable future.

Repurchase and reissue of ordinary shares (treasury shares)

When shares recognized as equity are repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented in the treasury share reserve. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity and the resulting surplus or deficit (calculated as the difference between initial cost and fair value) on the transaction is presented within share premium.

Convertible loans

The component parts of convertible loans issued by the Company are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangement. At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for a similar non-convertible instrument. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The equity component is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured.

Impairment of non-derivative financial assets

Financial assets are assessed at each reporting date to determine whether there is objective evidence of impairment.

Objective evidence that financial assets are impaired includes:

•	default or delinquency by a debtor;

•	indications that a debtor or issuer will enter bankruptcy;

•	adverse changes in the payment status of borrowers or issuers;

•	the disappearance of an active market for a security; or

•	observable data indicating that there is measurable decrease in expected cash flows from a group of financial assets.

Financial assets measured at amortized cost

The Group considers evidence of impairment for these assets at an individual asset level. An impairment loss is calculated as the difference between an asset’s carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate. Losses are recognized in profit or loss and reflected in an allowance account. When the Group considers that there are no realistic prospects of recovery of the asset, the relevant amounts are written off. If the amount of impairment loss subsequently decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, then the previously recognized impairment loss is reversed through profit or loss.

Available-for-sale financial assets

Impairment losses on available-for-sale financial assets are recognized by reclassifying the losses accumulated in the fair value reserve to profit or loss. The amount reclassified is the difference between the acquisition cost (net of any principal repayment and amortization) and the current fair value, less any impairment loss previously recognized in profit or loss.

Derivative Financial Instruments

Derivative financial instruments are accounted at fair value and changes in fair value are shown as profit or loss. The fair value calculation of the derivative financial instruments is based on the Black-Scholes option pricing model. Assumptions are made for volatility and the risk free rate in order to estimate the fair value of the instrument.

Income tax

Income tax expense comprises current and deferred tax. It is recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in Other Comprehensive Income.

Current tax

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustment to tax payable or receivable in respect of previous years. It is measured using tax rates enacted or substantively enacted at the reporting date.

Deferred tax

Deferred income tax is recognized, using the balance sheet liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is not recognized for:

•	temporary differences on the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;

•	temporary differences related to investments in subsidiaries to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that they will not reverse in the foreseeable future; and

•	taxable temporary differences arising on the initial recognition of goodwill.

Deferred income tax is determined using tax rates and laws that have been enacted or substantively enacted by the reporting date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off tax assets against tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its tax assets and liabilities on a net basis.

Employee benefits

The Group maintains a pension plan for all employees in Switzerland through payments to a legally independent collective foundation. This pension plan qualifies under IFRS as defined benefit pension plan. There are no pension plans for the subsidiaries in Ireland and the United States.

The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods, discounting that amount and deducting the fair value of any plan assets.

The recognized asset is limited to the present value of economic benefits available in the form of any future refunds from the plan or reductions in future contributions to the plan. In order to calculate the present value of economic benefits, consideration is given to any minimum funding requirements.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding interest), are recognized immediately in Other Comprehensive Income. Past service costs, including curtailment gains or losses, are recognized immediately in general and administrative expenses within the operating results. Settlement gains or losses are recognized in general and administrative expenses within the operating results. The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period or in case of any significant events between measurement dates to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Net interest expense and other expenses related to defined benefit plans are recognized in profit or loss.

Share-based compensation

The Company maintains various share-based payment plans in the form of stock option plans for its employees, members of the Board of Directors as well as key service providers. Stock options are granted at the Board’s discretion without any contractual or recurring obligations.

The share-based compensation plans qualify as equity settled plans. The grant-date fair value of share-based payment awards granted to employees is recognized as an expense, with a corresponding increase in equity, over the period that the employees become unconditionally entitled to the awards. The vesting of share options is conditional on the employee completing a period of service of three and four years respectively, from the grant date, in accordance with Stock Option Plans A and C. Under the Auris Medical Holding AG Long Term Equity Incentive Plan (the “Equity Incentive Plan” or “EIP”), 50% of granted share options granted to employees vest after a period of service of two years from the grant date and the remaining 50% vest after a period of service of three years from the grant date. Share options granted to members of the Board of Directors in 2016 and in 2015 vest after a period of one year after the grant date. Stock Option Plan B was created to provide shares for share based compensation plans; it was used in the years 2008, 2009 and 2014 and has been abolished in 2015.

The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market performance conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that meet the related service and non-market performance conditions at the vesting date. Share-based payments that are not subject to any further conditions are expensed immediately at grant date. In the year the options are exercised the proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

Valuation of share options

Following the completion of our initial public offering, option pricing and values are determined based on the Black Scholes option pricing model and assumptions are made for inputs such as volatility of our stock and the risk free rate.

Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, where it is more likely than not that an outflow of resources will be required to settle the obligation, and where a reliable estimate can be made of the amount of the obligation. Provisions are not recognized for future operating losses. Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

Earnings/(loss) per share

Basic earnings/(loss) per share are calculated by dividing the net profit/(loss) attributable to owners of the Company by the weighted average number of shares outstanding during the period. Diluted earnings/(loss) per share are calculated by dividing the net profit/(loss) attributable to the owners of the Company by the weighted average number of shares outstanding during the period adjusted for the conversion of all dilutive potential ordinary shares.

4. New standards, amendments and interpretations adopted by the group

In the current year, the following revised standards have been adopted in these financial statements. Adoption has not had a significant impact on the amounts reported in these financial statements but may impact the accounting for future transactions and arrangements.

IAS 1 amendments	Presentation of Financial Statements
Various	Annual Improvements to IFRSs:2012-2014 Cycle
IAS 16 & 38 amendments	Property Plant and Equipment, Intangible Assets
IFRS 10,12, & IAS 28 amendments	Consolidated Financial Statements, Disclosure of Interests in Other Entities
IFRS 14	Regulatory Deferral Accounts
IFRS 11 amendment	Joint Arrangement
IAS 16 & 41 amendments	Property Plant and Equipment, Agriculture
IAS 27 amendments	Consolidated and Separate Financial Statements

A number of new standards, amendments to standards and interpretations are effective for annual periods beginning after January 1, 2017, and have not been applied in preparing these consolidated financial statements.

Standard/Interpretation		Impact	Effective date	Planned application by the Group
New standards, interpretations or amendments
IFRS 2	Amendment to IFRS 2, Classification and Measurement of Share-based Payment Transaction	1)	January 1, 2018	To be determined
IFRS 9	Financial Instruments	1)	January 1, 2018	To be determined
IFRS 15	Revenue from Contracts with Customers	1)	January 1, 2018	To be determined
IFRS 15	Amendments to IFRS 15 Contracts with Customers	1)	January 1, 2018	To be determined
IFRS 16	Leases	1)	January 1, 2019	To be determined
IAS 7	Amendments to IAS 7, Statement of Cash Flows	1)	January 1, 2017	FY 2017
IAS 12	Amendments to IAS 12, Income Taxes	1)	January 1, 2017	FY 2017
IFRS 4 / IFRS 9	Amendments to IFRS 4, Insurance Contracts	1)	January 1, 2018	To be determined

1)	The impact on the consolidated financial statements of the Group cannot yet be determined with sufficient reliability.

5. Financial instruments and risk management

The following table shows the carrying amounts of financial assets and financial liabilities:

Financial assets
	December 31, 2016	December 31, 2015
Available for sale
Current financial assets	–	–
Loans and receivables
Cash and cash equivalents	32,442,222	50,237,300
Other receivables	134,900	592,792
Total financial assets	32,577,122	50,830,092

Financial liabilities
At amortized cost
Trade and other payables	1,837,997	1,205,522
Accrued expenses	4,652,033	4,917,074
Loan	12,364,204	–
At fair value through profit and loss
Derivative financial instruments	117,132	–
Total financial liabilities	18,971,366	6,122,596

Fair values

The carrying amount of cash and cash equivalents, other receivables, trade and other payables and accrued expenses is a reasonable approximation of their fair value due to the short term nature of these instruments.

Financial risk factors

The Group’s activities expose it to a variety of financial risks: market risk, credit risk, interest rate and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Group’s financial performance. Management identifies, evaluates and controls financial risks. No financial derivatives have been used in 2016 and 2015 to hedge risk exposures. The Group invests its available cash in instruments with the main objectives of preserving principal, meeting liquidity needs and minimizing foreign exchange risks. The Group allocates its liquid assets to first tier Swiss or international banks.

Liquidity risk

The Group’s principal source of liquidity is its cash reserves which are mainly obtained through the issuance of new shares. The Group has succeeded in raising capital to fund its development activities to date and has raised funds that will allow it to meet short term development expenditures. The Company will require regular capital injections to continue its development work, which may be dependent on meeting development milestones, technical results and/or commercial success. Management monitors rolling forecasts of the Group’s liquidity requirements to ensure it has sufficient cash to meet operational needs. The ability of the Group to maintain adequate cash reserves to sustain its activities in the medium term is highly dependent on the Group’s ability to raise further funds. Consequently, the Group is exposed to continued liquidity risk.

The table below analyses the remaining contractual maturities of financial liabilities, including estimated interest payments as of December 31, 2016 and 2015. The amounts disclosed in the table are the undiscounted cash flows:

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2016
Trade and other payables	1,837,997	1,837,997	–	–	1,837,997
Accrued expenses	4,652,033	3,632,752	1,019,281	–	4,652,033
Loan and borrowings	12,364,204	311,013	8,725,772	6,834,249	15,871,034
Derivative financial instruments	117,132	–	–	117,132	117,132
Total	18,971,366	5,781,762	9,745,053	6,951,381	22,478,196

	Carrying amount	Less than 3 months	Between 3 months and 2 years	2 years and later	Total
December 31, 2015
Trade and other payables	1,205,522	1,205,522	–	–	1,205,522
Accrued expenses	4,917,074	4,780,737	136,337	–	4,917,074
Total	6,122,596	5,986,259	136,337	–	6,122,596

Credit risk

Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents and deposits with banks, as well as from other receivables. The Company’s policy is to invest funds in low risk investments including interest bearing deposits. Other receivables were current as of December 31, 2016 and December 31, 2015, not impaired and included only well-known counterparties.

The Group has been holding cash and cash equivalents in the Group’s principal operating currencies (CHF, USD and EUR) with international banks of high credit rating.

The Group’s maximum exposure to credit risk is represented by the carrying amount of each financial asset in the consolidated statement of financial position:

	December 31, 2016	December 31,2015
Financial assets
Cash and cash equivalents	32,442,222	50,237,300
Other receivables	134,900	592,792
Total	32,577,122	50,830,092

As of December 31, 2016 and December 31, 2015 other receivables consisted of other non-current receivables from third party and deposits for rent. As of December 2015, other receivables also included advance payments to suppliers.

Market risk

Currency risk

The Group operates internationally and is exposed to foreign exchange risk arising from various exposures, primarily with respect to US Dollar and Euro. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities and net investments in foreign operations. The summary of quantitative data about the exposure of the Group’s financial assets and liabilities to currency risk was as follows:

	2016		2015
in CHF	USD	EUR	USD	EUR

Other receivables	–	–	158,625	286,313
Cash and cash equivalents	31,124,874	444,075	44,643,328	193,366
Trade and other payables	(501,249)	(847,892)	(284,620)	(189,393)
Accrued expenses	(1,031,096)	(2,964,552)	(2,046,276)	(2,638,638)
Loan and borrowings	(12,364,204)	–	–	–
Derivative financial instruments	(117,132)	–	–	–
Net statement of financial position exposure - asset/(liability)	17,111,193	(3,368,369)	42,471,057	(2,348,352)

As of December 31, 2016, a 5% increase or decrease in the USD/CHF exchange rate with all other variables held constant would have resulted in a CHF 872,443 (2015: CHF 2,135,522) increase or decrease in the net result. Also, a 5% increase or decrease in the EUR/CHF exchange rate with all other variables held constant would have resulted in a CHF 180,595 (2015: CHF 127,692) increase or decrease in the net result.

The Company has subsidiaries in the United States and Ireland, whose net assets are exposed to foreign currency translation risk. Due to the small size of the subsidiaries the translation risk is not significant.

Interest rate risk

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules Capital, Inc. as administrative agent (“Hercules”) and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The Company’s exposure to interest rates on financial assets and financial liabilities is resulting from loan and cash at banks. As of December 31, 2016 an increase or decrease in interest rates on financial obligations by 50 basis points effective July 19, 2016 with all other variables held constant would have resulted in a CHF 28,276 (2015: immaterial effect) increase or decrease in the net result.

Capital risk management

The Company and its subsidiaries are subject to capital maintenance requirements under local law in the country in which it operates. To ensure that statutory capital requirements are met, the Company monitors capital, at the entity level, on an interim basis as well as annually. From time to time the Company may take appropriate measures or propose capital increases to ensure the necessary capital remains intact.

6. Segment information

Geographical information

The Group’s non-current assets by the Company’s country of domicile were as follows:

	December 31, 2016	December 31, 2015
Switzerland	1,966,592	1,743,156
Total	1,966,592	1,743,156

Non-current assets exclude financial instruments.

7. Property and Equipment

	Production equipment	Office furniture and EDP	Leasohold improvements	Total

At cost
As of January 1, 2015	230,249	182,042	17,132	429,423
Additions	53,250	26,670	–	79,920
As of December 31, 2015	283,499	208,712	17,132	509,343
Additions	–	24,994	219,330	244,324
As of December 31, 2016	283,499	233,706	236,462	753,667

Accumulated depreciation
As of January 1, 2015	(73,592)	(114,539)	(5,865)	(193,996)
Charge for the year	(54,037)	(35,334)	(3,406)	(92,777)
As of December 31, 2015	(127,629)	(149,873)	(9,271)	(286,773)
Charge for the year	(56,700)	(33,837)	(7,063)	(97,600)
As of December 31, 2016	(184,329)	(183,710)	(16,334)	(384,373)

Net book value
As of December 31, 2015	155,870	58,839	7,861	222,570
As of December 31, 2016	99,170	49,996	220,128	369,294

As of December 31, 2016, and 2015 no items of property and equipment were pledged. Refer to note 24 for security provided to Hercules Capital, Inc under the Loan and Security Agreement.

8. Intangible assets

Licences

At cost
As of January 1, 2015	1,482,520
As of December 31, 2015	1,482,520
As of December 31, 2016	1,482,520

Accumulated amortization and impairment losses
As of December 31, 2015	–
As of December 31, 2016	–

Net book value
As of December 31, 2015	1,482,520
As of December 31, 2016	1,482,520

Intangible assets comprise upfront and milestone payments related to licenses. In 2013 a milestone of CHF 1,125,000 related to the AM-111 program was recorded. Amortization will commence once the intangible assets are available for use, which will be the case after regulatory approvals are obtained and the related products are available for use.

No amortization or impairment was recorded in 2016 and 2015.

9. Other receivables

	December 31, 2016	December 31, 2015
Advance payments to suppliers	–	465,624
Value added tax receivable	132,570	82,468
Withholding tax receivable	23,644	13,522
Deposit credit cards	79,900	–
Other	60,417	89,102
Total other receivables	296,531	650,716

Other receivables were not considered impaired in the years under review.

10. Prepayments

	December 31, 2016	December 31, 2015
Advance payments to supplier	759,716	–
Clinical projects and related activities	41,681	–
Insurance	151,198	179,674
Other	–	1,370
Total prepayments	952,595	181,044

11. Cash and cash equivalents

	December 31, 2016	December 31, 2015
Cash in bank accounts	32,441,968	50,235,869
Cash on hand	254	1,431
Total cash and cash equivalents	32,442,222	50,237,300

12. Capital and reserves

Share capital

The issued share capital of the Company at December 31 consisted of:

	December 31, 2016		December 31, 2015
	Number	CHF	Number	CHF
Common shares with a nominal value of CHF 0.40 each	34,329,704	13,731,881	34,303,891	13,721,556
Total	34,329,704	13,731,881	34,303,891	13,721,556

	Common Shares (Number)
	2016	2015
As of January 1	34,303,891	29,010,391
Common shares issued or for stock options exercises with a
nominal value of CHF 0.40 each		18,500
Common shares issued for the follow-on offering with a
nominal value of CHF 0.40 each		5,275,000
Restricted shares issue for bonus purposes	25,813
nominal value of CHF 0.40 each
Total, as of December 31	34,329,704	34,303,891

Follow-On Offering on Nasdaq Global Market

On May 20, 2015, the Company completed a public offering of 5,275,000 shares, yielding net proceeds after underwriting discounts of USD 23.6 million (CHF 21.7 million). Offering costs associated with the follow-on amounted to CHF 643,796. Following the offering (and settlement of the employee options mentioned below) there were 34,303,891 common shares of the Company outstanding as of December 31, 2015.

Issuance of common shares upon exercise of options

In 2015, beneficiaries of Stock Option Plan A exercised their right to acquire common shares of the Company at CHF 3.20 per share. This resulted in an increase in the number of outstanding common shares of 18,500 and an increase in the share capital of CHF 7,400. Total proceeds from the exercise to the Company were CHF 59,200.

Issuance of common shares with restrictions

For the business year 2015, 25,813 restricted common shares with a nominal value of CHF 0.40 were awarded and issued on January 7, 2016 under the Equity Incentive Plan for the purpose of share based bonus payments. The shares are fully vested on the grant date but remain subject to transfer restrictions for a period until January 7, 2019. The Company recorded a payroll charge of CHF 188,092 in 2015.

Controlled Equity Offering

On June 1, 2016, we entered into a Controlled Equity OfferingSM Sales Agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor”), pursuant to which we may offer and sell, from time to time common shares, with a nominal value of CHF 0.40 per share, having an aggregate offering price of up to $35 million through Cantor. Any common shares offered and sold will be issued pursuant to our shelf registration statement on F-3 (Registration No. 333-206710) as supplemented by a prospectus supplement, dated June 1, 2016. In 2016, we did not offer or sell any common shares under the Sales Agreement.

Authorized share capital

After the follow-on offering in May 2015 and as of December 31, 2015, the authorized capital amounted to CHF 1,204,706 or 3,011,765 registered shares with a nominal value of CHF 0.40 each.

On April 8, 2016, the annual general meeting of shareholders revised the provisions related to authorized and contingent capital of the Company and approved an increase and extension of the authorized share capital. As of December 31, 2016, the Company’s authorized capital amounted to CHF 6,860,000 and allowed to Board of Directors, subject to the terms and conditions set forth in the Articles of Association, to issue up to 17,150,000 fully paid registered shares with a nominal value of CHF 0.40 each.

Conditional share capital

The share capital may be increased by the issuance of up to 5,000,000 fully paid registered Common Shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 2,000,000 in execution of subscription rights, which may be granted to employees, members of the Board of Directors as well as key service providers (see Note 13 for further reference).

The Company’s share capital may be further increased by the issuance of up to 12,150,000 fully paid registered Common Shares with a nominal value of CHF 0.40 per share and to the maximum amount of CHF 4,860,000 in execution of conversion rights in connection with warrants and convertible bonds of the Company. For the terms of the warrant issued to Hercules, refer to Note 24.

13. Share based compensation

Description

On November 21, 2008, the Company established share option programs (“Stock Option Plans A and B”) for employees, members of the Board of Directors as well as key service providers to purchase shares in the Company. Stock Option Plan A was amended and superseded by an updated version effective November 24, 2009, and replaced with amendments by Stock Option Plan C for any future option grants effective April 5, 2013. Grants under Stock Option Plan A and subsequently under Stock Option Plan C were offered in each year with vesting periods of three and four years; grants under Stock Option Plan B were made in 2008, 2009 and 2014 only. Stock Option Plan B was abolished in 2015 and no grants under Stock Option Plan B were made in 2015. In 2014, the Group introduced a further equity incentive plan, the EIP. The Company granted 555,660 options in 2016 (2015: 234,750) under the EIP.

For the business year 2015, the Company granted 25,813 restricted shares to employees under the Equity Incentive Plan on January 7, 2016. The grant price for these awards was the closing price of our shares on January 7, 2016 (USD 7.08) and resulted in a total payroll charge of CHF 188,092. These shares vest upon grant and have a sale restriction for a period of 3 years.

Holders of vested options are entitled to purchase common shares of the Company. For the stock option plans that were in place before the IPO, the exercise price corresponded to the value per share at the most recent financing round. Under the Equity Incentive Plan, the Board of Directors defined the exercise price as the average daily closing price of the Company’s shares during the 30 days preceding the date of grant. All options are to be settled by the physical delivery of shares. The key terms and conditions related to the grants under these programs are as follows:

Plan	Number of options outstanding	Vesting conditions	Contractual life of options
Stock option Plan A	92,500	3 years' service from grant date	5 years
Stock option Plan C	121,250	4 years' service from grant date	6 years
Equity Incentive Plan Board	102,500	1 year service from grant date	8 years
Equity Incentive Plan Employees / Board*	360,945	2 years' service from grant date (50%)	8 years
Equity Incentive Plan Employees / Board*	360,945	3 years' service from grant date (50%)	8 years

* 25,000 options issued to Bettina Stubinski, the former Chief Medical Officer of the Company, have vested early, on December 29, 2016 and will expire on March 29, 2017.

Measurement of fair values

The fair value of the options was measured based on the Black-Scholes formula.

Stock Option Plan
	Equity Incentive Plan 2016	Equity Incentive Plan 2016	Equity Incentive Plan 2015	Equity Incentive Plan 2015
Fair value at grant date	USD 0.308 (1 year vesting) USD 0.472 (2 year vesting) USD 0.583 (3 year vesting)	USD 1.094 (1 year vesting) USD 1.560 (2 year vesting) USD 1.888 (3 year vesting)	USD 1.161 (1 year vesting) USD 1.679 (2 year vesting) USD 2.052 (3 year vesting)	USD 2.289 (2 year vesting) USD 2.773 (3 year vesting)
Share price at grant date	USD 1.03	USD 3.66	USD 4.33	USD 5.75
Exercise price	USD 1.39	USD 3.92	USD 4.68	USD 5.98
Expected volatility	100.93%	82.00%	74.20%	74.20%
Expected life	1,2 and 3 years	1,2 and 3 years	1, 2 and 3 years	2 and 3 years
Expected dividends	–	–	–	–
Risk-free interest rate	1.84%	1.83%	2.28%	2.06%

The Company has historically been a private company and started trading publicly in August 2014. Therefore, for the March 2015 grants under the EIP the Company lacks significant Company-specific historical and implied volatility information. For the aforementioned grants, the Company estimates expected volatility based on comparable public company data for these grants. For September 2015 award under the EIP and any grant thereafter, the Company used its own historic volatility. The expected life of all options is assumed to correspond to the vesting period.

The total expense recognized for equity-settled share-based payment transactions were CHF 290,783 in 2016 (2015: CHF 311,671, 2014: 270,747).

The number and weighted average exercise prices (in CHF) of options under the share option programs for Stock Option Plan A, Stock Option Plan C and the EIP are as follows:

	2016			2015
	Number of options	Weighted average exercise price	Weighted average remaining term	Number of options	Weighted average exercise price	Weighted average remaining term
Outstanding at January 1	629,010	4.92	5.42	419,010	4.61	4.86
Expired during the year	(17,500)	0	0	0	0	0
Forfeited during the year	(129,030)	0	0	(6,250)	0	0
Exercised during the year	0	0	0	(18,500)	3.20	0
Granted during the year	555,660	1.99	7.81	234,750	5.31	7.61
Outstanding at December 31	1,038,140	3.36	6.14	629,010	4.92	5.42
Exercisable at December 31	199,005	4.56	3.11	71,250	4.15	1.31

The range of exercise prices for outstanding options was CHF 1.35 to CHF 6.01 as of December 31, 2016 and CHF 3.20 to CHF 6.01 as of December 31, 2015.

14. Trade and other payables

	December 31, 2016	December 31, 2015
Trade accounts payable - third parties	1,733,319	965,472
Other	104,678	240,050
Total trade and other payables	1,837,997	1,205,522

15. Accrued expenses

	December 31, 2016	December 31, 2015
Accrued research and development costs including milestone payments	4,307,089	4,403,622
Professional fees	316,470	291,629
Accrued vacation & overtime	115,749	44,238
Employee benefits incl. share based payments	138,960	188,092
Board of Directors fees	1,529	-
Other	26,945	33,731
Total accrued expenses	4,906,742	4,961,312

16. Research and development expense

	December 31, 2016	December 31, 2015	December 31, 2014
Pre-clinical projects	546,429	468,326	1,160,058
Clinical projects	16,639,304	20,808,025	12,141,571
Drug manufacturing and substance	2,608,814	1,866,148	1,383,581
Employee benefits and expenses	2,854,624	2,140,664	1,718,212
Lease expenses	84,344	42,953	68,082
Patents and trademarks	941,836	824,201	665,023
Regulatory projects	1,043,287	331,822	519,104
Depreciation tangible assets	58,125	54,037	48,830
Total research and development expense	24,776,763	26,536,176	17,704,461

17. General and administrative expense

	December 31, 2016	December 31, 2015	December 31, 2014
Employee benefits and expenses	2,174,543	1,502,900	1,136,677
Business development	45,649	72,562	237,720
Travel expenses	158,774	257,454	169,602
Administration expenses	2,969,796	2,386,791	2,014,178
IPO expenses, expensed	–	–	822,367
Lease expenses	63,695	59,665	35,072
Depreciation tangible assets	39,475	38,740	25,153
Capital tax expenses	(5,420)	23,458	48,281
Total general and administrative expenses	5,446,512	4,341,570	4,489,051

As of March 31, 2014, management determined that a successful completion of an IPO was not deemed to be more likely than not thus CHF 822,367 were expensed in the first quarter of 2014.

18. Employee benefits

	December 31, 2016	December 31, 2015	December 31, 2014
Salaries	3,662,180	2,833,741	2,259,112
Pension costs	342,805	282,517	118,755
Other social benefits	301,537	191,079	131,939
Share based payments costs	290,783	311,671	270,748
Recruitment costs	391,035	–	–
Other personnel expenditures	40,827	24,557	74,334
Total employee benefits	5,029,167	3,643,565	2,854,888

Benefit plans

The Company participates in a retirement plan (the “Plan”) organized as an independent collective foundation, that covers all of its employees in Switzerland, including management. The collective foundation is governed by a foundation board. The board is made up of an equal number of employee and employer representatives of the affiliated companies. The Company has no direct influence on the investment strategy of the collective foundation. Moreover, certain elements of the employee benefits are defined in the same way for all affiliated companies. This is mainly related to the annuity factors at retirement and to interest allocated on retirement savings. The employer itself cannot determine the benefits or how they are financed directly. The foundation board of the collective foundation is responsible for the determination of the investment strategy, for making changes to the pension fund regulations and in particular, also for defining the financing of the pension benefits.

The old age benefits are based on retirement savings for each employee, coupled with annual retirement credits and interest (there is no possibility to credit negative interest). At retirement age, the insured members can choose whether to take a pension for life, which includes a spouse’s pension, or a lump sum. In addition to retirement benefits, the plan benefits also include disability and death benefits. Insured members may also buy into the scheme to improve their pension provision up to the maximum amount permitted under the rules of the plan and may withdraw funds early for the purchase of a residential property for their own use subject to limitations under Swiss law. On leaving the Company, retirement savings are transferred to the pension institution of the new employer or to a vested benefits institution. This type of benefit may result in pension payments varying considerably between individual years. In defining the benefits, the minimum requirements of the Swiss Law on Occupational Retirement, Survivors and Disability Pension Plans (BVG) and its implementing provisions must be observed. The BVG defines the minimum pensionable salary and the minimum retirement credits. In Switzerland, the minimum interest rate applicable to these minimum retirement savings is set by the Swiss Federal Council at least once every two years. In 2014 and 2015 the rate was 1.75% and 1.25% in 2016.

The assets are invested by the collective foundation in a diversified portfolio that respects the requirements of the Swiss BVG. Under the Plan, both the Company and the employee share the costs equally. The structure of the plan and the legal provisions of the BVG mean that the employer is exposed to actuarial risks. The main risks are investment risk, interest risk, disability risk and the risk of longevity. Through the affiliation to a collective foundation, the Company has minimized these risks, since they are shared between a much greater number of participants.

The following tables present information about the net defined benefit liability and its components:

Change in defined benefit obligation

	2016	2015
Defined benefit obligation at January 1	5,427,776	4,895,667
Service costs	319,173	261,778
Plan participants' contribution	218,275	171,196
Interest cost	62,916	58,943
Actuarial losses	417,937	7,750
Transfer-out amounts	(1,276,315)	(353,925)
Transfer-in amounts of new employees	1,953,079	386,367
Defined benefit obligation at December 31	7,122,841	5,427,776

The defined benefit obligation includes only liabilities for active employees. The weighted average modified duration of the defined benefit obligation at December 31, 2016 is 21.7 years (2015: 22.4 years).

Change in fair value of plan assets

	2016	2015
Fair value of plan assets at January 1	3,851,943	3,485,069
Interest income	47,994	44,070
Return on plan assets excluding interest income	23,835	(46,164)
Employer contributions	220,306	171,196
Plan participants' contributions	218,275	171,196
Transfer-out amounts	(1,276,315)	(353,925)
Transfer-in amounts of new employees	1,953,079	386,367
Administration expense	(8,710)	(5,866)
Fair value of plan assets at December 31	5,030,407	3,851,943

Net defined benefit liability recognized in the statement of financial position

	December 31, 2016	December 31, 2015
Present value of funded defined benefit obligation	7,122,841	5,427,776
Fair value of plan assets	(5,030,407)	(3,851,943)
Net defined benefit liability	2,092,434	1,575,833

Defined Benefit Cost

	2016	2015	2014
Service cost	319,173	261,778	111,513
Net interest expense	14,922	14,873	4,188
Administration expense	8,710	5,866	3,054
Total defined costs for the year recognized in profit or loss	342,805	282,517	118,755

Remeasurement of the Defined Benefit Liability

	2016	2015	2014
Actuarial loss (gain) arising from changes in financial assumptions	412,396	(167,623)	699,456
Actuarial loss arising from experience adjustments	264,417	175,375	784,766
Actuarial gain arising from demographic assumptions	(258,876)	–	–
Return on plan assets excluding interest income	(23,835)	46,164	(382,755)
Total defined benefit cost for the year recognized in the other comprehensive loss	394,102	53,916	1,101,467

Assumptions

At December 31	2016	2015	2014
Discount rate	0.70%	1.10%	1.20%
Future salary increase	1.10%	1.10%	1.50%
Pension indexation	0.00%	0.00%	0.00%
Mortality and disability rates	BVG2015G	BVG 2010G	BVG 2010G

Sensitivity analysis

Reasonably possible changes at the reporting date to one of the relevant actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below.

December 31,	2016	2015
Chance in assumption	0.25 % increase	0.25 % increase
Discount rate	(324,057)	(248,110)
Salary increase	42,181	39,749
Pension indexation	201,221	148,095
Change in assumption	+ 1 year	+ 1 year
Life expectancy	167,161	106,136

19. Finance income and finance expense

	2016	2015	2014
Interest income	67,565	36,562	52,133
Net foreign currency exchange gain	843,950	1,806,206	4,164,189
Revaluation gain from derivative financial instruments	291,048	–	–
Total finance income	1,202,563	1,842,768	4,216,322
Interest expense related parties	–	–	49,635
Interest expense (incl. Bank charges)	828,547	7,985	6,175
Net foreign currency exchange loss	944,047	662,100	152,015
Total finance expense	1,772,594	670,085	207,825
Finance income/(expense), net	(570,031)	1,172,683	4,008,497

In 2014, interest expense on convertible loans of CHF 49,635 did not result in a net cash outflow. In 2016, net foreign currency exchange gains contain translation gains of CHF 396,665 (2015: CHF 1,154,513; 2014: CHF 3,961,731) which arose on the Company’s USD and EUR denominated cash and cash equivalents. In 2016, interest expenses include interest paid to Hercules Capital, Inc. under the Loan and Security Agreement in an amount of CHF 546,170.

20. Taxation

The Group’s income tax expense recognized in the consolidated statement of profit or loss and other comprehensive loss was as follows:

	2016	2015	2014
Deferred income tax expense	–	(32,761)	(32,761)
Deferred income tax gain	131,055	32,761	32,761
	131,055	–	–

The Group’s effective income tax expense differed from the expected theoretical amount computed by applying the Group’s applicable weighted average tax rate of 21.5% in 2016 (2015: 21.9%, 2014: 23%) as summarized in the following table:

Reconciliation	2016	2015	2014
Loss before income tax	(30,793,306)	(29,705,063)	(18,185,015)
Income tax at statutory tax rates applicable to results in the respective countries	6,629,237	6,493,569	4,177,780
Effect of unrecognized temporary differences	(27,072)	(105,395)	(273,073)
Effect of unrecognized taxable losses	(6,360,837)	(6,438,609)	(4,160,118)
Effect of previously unrecognised deferred tax asset	131,055
Effect of expenses deductible for tax purposes	2,505
Effect of expenses not considerable for tax purposes	23,716
Effect of impact from application of different tax rates	(267,695)
Effect of unrecognized deferred tax due to change in income tax rate	–		156,005
Effect of unrecognized taxable losses in equity	146	50,435	99,406
Income tax (expense)/income	131,055	–	–

The tax effect of taxable temporary differences that give rise to deferred income tax liabilities or to deferred income tax assets as of December 31 is presented below:

Deferred Tax Liabilities	December 31, 2016	December 31, 2015
Intangible assets	(327,637)	(327,637)
Hercules Loan Facility and Warrant	(76,390)	–
Total	(404,027)	(327,637)

Deferred Tax Asset	December 31, 2016	December 31, 2015
Net operating loss (NOL)	207,445	–
Total	207,445	–

Deferred Tax, net	(196,582)	(327,637)

Deferred Tax 2016	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(327,637)	–	–	(327,637)
Hercules Loan Facility and Warrant	–	(76,390)	–	(76,390)
Net operating loss (NOL)	–	207,445	–	207,445
Total	(327,637)	131,055	–	(196,582)

Deferred Tax 2015	Opening Balance	Recognized in Profit or Loss	Recognized in Equity	Closing Balance
Intangible assets	(327,637)	–	–	(327,637)
Provisions	(32,761)	32,761	–	–
Net operating loss (NOL)	32,761	(32,761)	–	–
Total	(327,637)	–	–	(327,637)

As of December 31, 2016, the Group had total gross tax loss carry forwards amounting to CHF 115.4 million (2015: CHF 86 million), of which CHF 114.3 million related to Auris Medical AG, Auris Medical Holding AG and Otolanum AG in Switzerland and CHF 1.1 million to Auris Medical Inc. in the United States (2015: CHF 84.9 million for Auris Medical AG and Otolanum AG and CHF 1.1 million for Auris Medical Inc.).

The Group’s tax loss carry-forwards with their expiry dates are as follows:

	December 31, 2016	December 31, 2015
Within 1 year	1,859,601	1,686,986
Between 1 and 2 years	9,928,391	3,613,999
Between 3 and 7 years	102,542,641	79,651,641
More than 7 years	1,087,543	1,073,609
Total	115,418,176	86,026,235

The tax effect of the major unrecognized temporary differences and loss carry-forwards is presented in the table below:

	December 31, 2016	December 31, 2015
Deductible temporary differences
Employee benefit plan	450,227	348,259
Stock option plans	–	183,023
Total potential tax assets	450,227	531,282

Taxable unrecognized temporary differences
Property and equipment	–	–
Total unrecognized potential tax liabilities	–	–

Offsetting potential tax liabilities with potential tax assets	–	–
Net potential tax assets from temporary differences not recognized	450,227	531,282
Potential tax assets from loss carry-forwards not recognized	25,082,968	19,049,472
Total potential tax assets from loss carry-forwards and temporary differences not recognized	25,533,195	19,580,754

21. Loss per share

	December 31, 2016	December 31, 2015	December 31, 2014
Loss attributable to owners of the Company	(30,662,251)	(29,705,063)	(18,185,015)
Weighted average number of shares outstanding	34,329,280	32,299,166	27,692,494
Basic and diluted loss per share	(0.89)	(0.92)	(0.66)

For the years ended December 31, 2016 and 2015 basic and diluted loss per share is based on the weighted average number of shares issued and outstanding and excludes shares to be issued under the Stock Option Plans (Note 13) and the warrant issued to Hercules (Note 24) as they would be anti-dilutive. As of December 31, 2016, the Company has 1,038,140 options outstanding under its stock option plans. The average number of options outstanding between January 1, 2016 and December 31, 2016 was 769,529 (524,010 for the period between January 1, 2015 and December 31, 2015). As of December 31, 2016, the Company issued warrants to purchase up to 241,117 of its common shares outstanding.

22. Commitments and contingencies

Operating lease commitments

On October 1, 2016, the Group entered into a lease for a new office space under an operating lease agreement. The lease has a five year fixed term, subject to a one-time cancellation option effective as per September 30, 2019. Effective December 31, 2016, the Group entered into a termination agreement related to a lease entered into on April 1, 2013.

The future minimum lease payments under non-cancellable operating leases that are not accounted for in the statement of financial position were as follows:

	December 31, 2016	December 31, 2015
Within one year	161,110	100,572
Between one and five years	607,161	114,465
Total	768,271	215,037

Office lease expenses of CHF 148,039, CHF 107,450 and CHF 99,072 were booked in 2016, 2015 and 2014, respectively, in the consolidated statement of profit or loss and other comprehensive loss.

23. Related party transactions

For purposes of these consolidated financial statements, parties are considered to be related if one party has the ability to control the other party or exercise significant influence over the other party in making financial or operational decisions. Also, parties under common control of the Group are considered to be related. Key management personnel are also related parties. In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form.

Compensation of the members of the Board of Directors and Management

In 2016, the total compensation paid to management amounted to CHF 1,871,406 (2015: CHF 1,619,208; 2014: CHF 1,220,677). The fees paid to members of the Board of Directors in 2016 for their activities as board members totaled CHF 364,276 (2015: CHF 329,827; 2014: CHF 143,647).

Up to the Company’s IPO, non-executive directors received part or all of their remuneration in stock options; travel and out of pocket expenses were reimbursed in cash by the Group. Executive directors and directors delegated and remunerated by a shareholder for its representation on the Board were not entitled to any specific remuneration for their Board membership and work. Following the IPO, the Board’s remuneration policy was modified in that all non-executive directors received remuneration for their work as members of the Board as well as of the newly constituted Compensation Committee and Audit Committee.

	Executive Management			Board of Directors			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014
Short term benefits	1,554,850	1,363,796	1,008,817	325,493	268,810	81,567	1,880,343	1,632,606	1,090,384
Post-employee benefits years	88,838	78,721	63,386	–	–	–	88,838	78,721	63,386
Share-based payment charge	217,981	176,691	148,474	103,380	61,017	62,080	321,361	237,708	210,554
Total	1,861,669	1,619,208	1,220,677	428,873	329,827	143,647	2,290,542	1,949,035	1,364,324

In 2016, CHF 321,361 (2015: CHF 237,708; 2014: CHF 210,554) was expensed for grants of stock options to members of the Board of Directors and management. The 2016 share based payment charge shown above excludes adjustments for instruments forfeited in 2016 due to termination of service. Contributions to pension schemes amounted to CHF 88,838, CHF 78,721 and CHF 63,386 during the years 2016, 2015 and 2014, respectively. No termination benefits or other long term benefits were paid.

Members of the Board of Directors and management held 656,355, 457,510 and 287,510 stock options as of December 31, 2016, 2015, and 2014, respectively.

For the business year 2015, the Company granted 25,813 (2014: 20,881) restricted shares to employees under the Equity Incentive Plan (2014: Stock Option Plan B). The grant price for the 2015 awards was the closing price of our shares on January 7, 2016 (USD 7.08) and resulted in a total payroll charge of CHF 188,092 (2014: CHF 92,565). These shares vest upon grant and have a sale restriction for a period of 3 years. For the 2016 business year, no restricted shares were issued.

Controlled Equity OfferingSM

Thomas Meyer, our Chief Executive Officer, or the Share Lender, has entered into a share lending agreement with Cantor to facilitate the timely settlement of common shares sold under the Sales Agreement with Cantor. Pursuant to the terms of the share lending agreement, the Share Lender will lend common shares to Cantor so that those common shares may be delivered by Cantor to purchasers of common shares sold in the offering. Cantor will return common shares to the Share Lender upon the issuance of new common shares by the Company to Cantor. Neither the Company nor the Share Lender will receive any compensation for this arrangement.

24. Loan and Warrant

On July 19, 2016, the Company entered into a Loan and Security Agreement for a secured term loan facility of up to $20.0 million with Hercules, as administrative agent and the lenders party thereto. An initial tranche of $12.5 million was drawn on July 19, 2016, concurrently with the execution of the loan agreement. The loan matures on January 2, 2020 and bears interest at a minimum rate of 9.55% per annum, and is subject to the variability of the prime interest rate. The loan is secured by a pledge of the shares in Auris Medical AG owned by the Company, all intercompany receivables owed to the Company by its Swiss subsidiaries and a security assignment of the Company’s bank accounts.

The loan was initially recognized at transaction value less the fair value of the warrant as of the transaction date and less directly attributable transactions costs. Following the initial recognition, the loan is measured at amortized cost using the effective interest method. As of December 31, 2016, the loan is valued at CHF 12,364,204. Of the CHF 12,364,204 an amount of CHF 2,212,706, reflecting amortization payments due within the next 12 months, is classified as current liability and the remainder as non-current liability. In connection with the loan facility, the Company issued Hercules a warrant to purchase up to 241,117 of its common shares at an exercise price of $3.94 per share. As of July 19, 2016, the warrant is exercisable for 156,726 common shares. Upon Hercules making the second advance under the loan facility, the warrant shall become exercisable for the additional 84,391 common shares. The warrant expires on July 19, 2023. The fair value calculation of the warrant is based on the Black-Scholes option pricing model. Assumptions are made regarding inputs such as volatility and the risk free rate in order to determine the fair value of the warrant. As the warrant is part of the loan transaction, its initial fair value was deducted from the loan proceeds and accounted for as non-current financial liability. Following the initial recognition, the warrant is measured at fair value and changes in fair value are shown as profit or loss.

As of December 31, 2016 the fair value of the warrant amounts to CHF 117,132. Since its initial recognition, the fair value decreased by CHF 291,048 resulting in a gain in the corresponding amount (fair value as of July 19, 2016: CHF 408,180).

25. Events after the balance sheet date

Interference Proceedings

On July 20, 2015, the USPTO declared Patent Interference No. 106,030 involving the Company’s issued U.S. patent No. 9,066,865 (the “’865 Patent”) and Otonomy’s U.S. patent application No. 13/848,636 (the “’636 Application”). The patent interference identified claims 1-9 in the ’865 Patent as interfering with claims 38, 43 and 46-50 of the ’636 Application. The ’865 Patent discloses methods of treating inner or middle ear diseases with intratympanic injections of poloxamer-based compositions. The claims of the ’865 Patent are directed to the use of fluoroquinolone antibiotics in poloxamer 407 compositions under certain specifications. On January 26, 2017, the USPTO issued a decision on the interference granting Auris benefit of priority. As a result of the decision, judgment was entered against Otonomy and all claims in the ’636 Application were refused. In addition, claims 1-8 of the ’865 Patent were cancelled as the result of the USPTO’s determination that the written description of the specification lacked full scope support for treating middle or inner ear disease with fluoroquinolone. However, claim 9, which is directed to a method of treating viral and bacterial infections with intratympanic injection of a fluoroquinolone antibiotic in a poloxamer 407 composition under certain specifications, was affirmed. The USPTO’s decision is not final and may be appealed. Although the Company is still analyzing what effect, if any, the cancellation of claims 1-8 of the ’865 Patent will have on the remainder of the ’865 patent family, the Company does not expect the interference proceedings to impact its intellectual property portfolio relating to Keyzilen® and AM-111. However, given that the USPTO’s decision is subject to appeal, there can be no assurance that the final outcome of the interference proceedings will not have a material adverse effect on the Company’s intellectual property portfolio.

Otifex

On February 2, 2017, the Company entered into an asset purchase agreement with Otifex, pursuant to which the Company agreed to purchase and Otifex has agreed to sell certain preclinical and clinical assets related to a formulation for the intranasal application of Betahistine, which the Company refers to as AM-125. The Company plans to develop the formulation for vestibular disorders. The asset purchase agreement provides for an upfront and a development milestone payment which, in the aggregate, equal an amount less than $500,000.

Equity Offering

On February 21, 2017, the Company completed a public offering of (the “Offering”) 10,000,000 common shares with a nominal value of CHF 0.40 each and 10,000,000 warrants, each warrant entitling its holder to purchase 0.70 of a common share. The net proceeds to the Company from the Offering were approximately CHF 9.2 million ($9.1 million), after deducting underwriting discounts and other estimated offering expenses payable by the Company.

Roth Capital Partners, LLC (the “Underwriter”) was granted a 30-day option to purchase up to 1,500,000 additional common shares and/or 1,500,000 additional warrants. All of the common shares and warrants in the Offering were sold by the Company. On February 15, 2017, the Underwriter partially exercised its 30-day option to purchase additional common shares and/or warrants in the amount of 1,350,000 warrants.

The warrants are exercisable beginning on the date of issuance, and at any time up to five years from the date of issuance. Each warrant represents the right to purchase 0.70 of a common share at an exercise price equal to $1.20 per share. The exercise price is subject to adjustment upon the occurrence of certain events; provided that in no event will the exercise price per share be lower than the nominal value of a common share at the time of exercise.